                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                        Hilb, Rogal and Hamilton Company
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    431294107
                                 (CUSIP Number)

                             Carole A. Masters, Esq.
                           The Phoenix Companies, Inc.
                                One American Row
                             Hartford, CT 06102-5056

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 13, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



---------- ----------------------------------------------- -------------------------------------------------
(1)        Names of Reporting Persons                      (a)   The Phoenix Companies, Inc.
                                                                 (Tax ID# 06-1599088)
           S.S. or I.R.S. Identification                   (b)   Phoenix Life Insurance Company
           Nos. of Above Persons                                 (formerly Phoenix Home Life
                                                                 Mutual Insurance Company)
                                                                 (Tax ID# 06-0493340)
                                                           (c)   PM Holdings, Inc.
                                                                 (Tax ID# 06-0165485)
---------- ----------------------------------------------- -------------------------------------------------
(2)        Check the Appropriate Box                                                                  (a)
           if a Member of a Group                                                                     (b)  X
---------- ----------------------------------------------- -------------------------------------------------
(3)        SEC Use Only
---------- ----------------------------------------------- -------------------------------------------------
(4)        Source of Funds                                                                   (a) OO
                                                                                             (b) N/A
                                                                                             (c) N/A
---------- ----------------------------------------------- -------------------------------------------------
(5)        Check if Disclosure of Legal
           Proceedings is Required Pursuant
           to Items 2(d) or 2(e)
---------- ----------------------------------------------- -------------------------------------------------
(6)        Citizenship or Place of                         (a) Delaware
           Organization                                    (b) New York
                                                           (c) Connecticut
---------- ----------------------------------------------- -------------------------------------------------
           Number of Shares                                (7) Sole Voting Power             (a)   3,622,500
           Beneficially Owned                                                                (b)        None
           by Each Reporting                                                                 (c)        None
           Person With
---------- ----------------------------------------------- -------------------------------------------------
                                                           (8) Shared Voting Power           (a)     272,620
                                                                                             (b)     272,620
                                                                                             (c)       5,850
---------- ----------------------------------------------- -------------------------------------------------
                                                           (9) Sole Dispositive Power        (a)   3,622,500
                                                                                             (b)        None
                                                                                             (c)        None
---------- ----------------------------------------------- -------------------------------------------------
                                                           (10) Shared Dispositive Power
                                                                                             (a)     272,620
                                                                                             (b)     272,620
                                                                                             (c)       5,850
---------- ----------------------------------------------- -------------------------------------------------
(11)       Aggregate Amount Beneficially                                                     (a)   3,895,120
           Owned by Each Reporting Person                                                    (b)     272,620
                                                                                             (c)       5,850
---------- ----------------------------------------------- -------------------------------------------------
(12)       Check if the Aggregate Amount
           in Row (11) Excludes Certain Shares
---------- ----------------------------------------------- -------------------------------------------------
(13)       Percent of Class Represented                                                      (a)       11.7%
           by Amount in Row 11                                                               (b)        0.8%
                                                                                             (c)       0.01%
---------- ----------------------------------------------- -------------------------------------------------




---------- ----------------------------------------------- -------------------------------------------------
(14)       Type of Reporting Person                                                          (a)          CO
                                                                                             (b)          IC
                                                                                             (c)          CO
---------- ----------------------------------------------- -------------------------------------------------

     This Amendment No. 1 to Schedule 13D (this "Statement") amends and supplements the statement on Schedule 13D filed by Phoenix Home Life Mutual Insurance Company and PM Holdings, Inc. on May 12, 1999 (the "Original Statement").

ITEM 1.

     Item 1 of the Original Statement is hereby amended and restated to read in its entirety as follows:

(a)      Name of Issuer

         Hilb, Rogal and Hamilton Company ("HRH")

(b)      Address of HRH's Principal Executive Offices

         4951 Lake Brook Drive, Suite 500
         Glenn Allen, VA  23060

(c)      Title of Class of Securities

         This report relates to HRH's common stock, no par value ("Common
Stock").

ITEM 2.

         Item 2 of the Original Statement is hereby amended and restated to read in its entirety as follows:

(a)-(c)  Reporting Person
         ----------------
         Name:                   The Phoenix Companies, Inc. ("Phoenix")
         Principal business:     Holding company
         Principal office:       One American Row
                                 Hartford, CT  06102
         Place of organization:  Delaware

         Reporting Person
         ----------------
         Name:                   Phoenix Life Insurance Company ("Phoenix Life")
                                 (formerly known as Phoenix Home Life Mutual
                                 Insurance Company)
         Principal business:     Insurance company
         Principal office:       One American Row
                                 Hartford, CT  06102
         Place of organization:  New York

         Reporting Person
         ----------------
         Name:                   PM Holdings, Inc. ("Holdings")
         Principal business:     Holding company
         Principal office:       One American Row
                                 Hartford, CT  06102
         Place of organization:  Connecticut

(d) During the last five years, none of the persons listed in Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons listed in Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address and present principal occupation or employment of each of the directors and executive officers of each of the Reporting Persons are set forth in Annex A to this Statement and are incorporated herein by reference. Unless otherwise indicated in Annex A, each of the directors and executive officers of the Reporting Persons is a citizen of the United States. To the knowledge of each of the Reporting Persons, none of its directors or executive officers has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) above.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Original Statement is hereby amended and supplemented to include the following:

         On November 12, 2002, Phoenix purchased 4,276,500 shares of Common Stock from Phoenix Life for approximately $157 million in the form of a promissory note issued by Phoenix to Phoenix Life. On November 13, 2002, Phoenix repaid the promissory note from the net proceeds of public offerings by Phoenix of (a) 654,000 shares of Common Stock and (b) 3,622,500 purchase contracts for the future delivery of Common Stock.

ITEM 4.  Purpose of Transaction.

         Item 4 of the Original Statement is hereby amended and supplemented to include the following:

         The purpose of the sale of shares from Phoenix Life to Phoenix described in Item 3 was to facilitate the public offerings described in Item 3. Phoenix, Phoenix Life and Holdings will continue to hold the shares beneficially owned by them for investment purposes. Subject to the provisions of the Amended and Restated Voting and Standstill Agreement described in Item 6, Phoenix, Phoenix Life and Holdings reserve the right in the future to acquire additional shares of Common Stock or to sell or otherwise dispose of the shares of Common Stock held by them or to propose any of the other transactions or matters described in Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

         Item 5 of the Original Statement is hereby amended and restated to read in its entirety as follows:

         (a) Phoenix is the beneficial owner of 3,895,120 shares of Common Stock, representing 11.7% of the total shares of Common Stock outstanding. Phoenix Life is the beneficial owner of 272,620 shares of Common Stock, representing 0.8% of the total shares of Common Stock outstanding. Holdings is the beneficial owner of 5,850 shares of Common Stock, representing 0.01% of the total shares of Common Stock outstanding. The foregoing percentages are based on 33,365,635 shares of Common Stock outstanding as reported in HRH's registration statement on Form S-3, dated September 20, 2002, as amended. None of the directors or executive officers of Phoenix, Phoenix Life or Holdings have any other beneficial interest in any shares of Common Stock, except for Robert W. Fiondella, who owns (i) 10,000 shares of Common Stock, (ii) options to purchase 40,000 shares of Common Stock, and (iii) 6,987 deferred stock units that each represent one share of Common Stock.

         (b) Phoenix has the sole power to direct the vote of the 3,662,500 shares of Common Stock directly owned by it. Phoenix and Phoenix Life share power to direct the vote of the 266,770 shares of common stock owned directly by Phoenix Life. Phoenix, Phoenix Life and Holdings share with PHL Variable Insurance Company ("PHLVIC") the power to direct the vote of the 5,850 shares of Common Stock held by PHLVIC. The power of Phoenix, Phoenix Life and Holdings to direct the vote of shares of Common Stock is subject to the terms of the Amended and Restated Voting and Standstill Agreement described in Item 6.

         (c) On June 25, 2001, Phoenix Life undertook a demutualization and became a wholly-owned subsidiary of Phoenix. As a result, Phoenix became the beneficial owner of 1,730,084 shares of Common Stock and debentures of HRH convertible into an aggregate of 2,813,186 shares of Common Stock, all of which were held by Phoenix Life.

         On May 29, 30 and 31, 2002, Phoenix Life purchased an aggregate of 5,850 shares of Common Stock. These shares were later transferred to PHL Variable Insurance Company, a wholly-owned subsidiary of Holdings, which is a wholly-owned subsidiary of Phoenix Life.

         On November 12, 2002, Phoenix Life converted the debentures of HRH into 2,813,186 shares of Common Stock and sold 4,276,500 shares of Common Stock to Phoenix. On November 13, 2002, Phoenix sold 654,000 shares of Common Stock in an underwritten public offering. In a simultaneous underwritten public offering, Phoenix also sold stock purchase contracts ("Purchase Contracts") for the delivery on November 13, 2005 of up to an aggregate amount of 3,622,500 shares of Common Stock. Phoenix retains beneficial ownership of shares of Common Stock subject to the Purchase Contracts. For a description of the Purchase Contracts see Item 7(b). Phoenix used the net proceeds of these transactions to repay the promissory note that it used to purchase from Phoenix Life the 4,276,500 shares of Common Stock described above.

         (d) Wachovia Bank, National Association, as Collateral Agent for the purchase contracts (the "Collateral Agent"), has the right to receive dividends on the 3,622,500 shares of Common Stock that are pledged by Phoenix to the Collateral Agent to secure Phoenix's obligation to deliver shares of Common Stock under the Purchase Contracts. In the absence of a default under the Collateral Agreement, dated November 13, 2002, between Phoenix and the Collateral Agent, the Collateral Agent will forward such dividends to Phoenix. Under the Collateral Agreement, Phoenix has the right to substitute cash as collateral should it wish to dispose of any or all of such shares of Common Stock.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of HRH.

         Item 6 of the Original Statement is hereby amended and restated to read in its entirety as follows:

         (a) In connection with HRH's acquisition of American Phoenix Corporation, Phoenix Life and PM Holdings, Inc. entered into a voting and standstill agreement with HRH. The voting and standstill agreement established certain rights and obligations in connection with the relationship of Phoenix Life and Holdings with HRH. In connection with the public offerings of Common Stock and purchase contracts, Phoenix Life, together with Phoenix and Holdings (the "Phoenix Entities"), and HRH agreed to modify their contractual relationship, effective as of November 13, 2002, as follows.

         o HRH will no longer have any obligation under the voting and standstill agreement to maintain seats on its board of directors for Robert W. Fiondella, Phoenix's Chairman and Chief Executive Officer and director, or for the individual that Phoenix designates as a director under the agreement--currently, David W. Searfoss. Mr. Fiondella would then be subject to the same nomination process as all of HRH's other directors, and Mr. Searfoss would resign from HRH board of directors at a mutually agreed upon time.

         o The Phoenix Entities and their affiliates will continue to be required to vote any shares of Common Stock that they own in accordance with the recommendation of HRH's board of directors or a nominating committee thereof with respect to nominees to HRH's board of directors and in accordance with the recommendation of HRH's board of directors with respect to certain tender or exchange offers, election contests and other attempts to acquire control of HRH or its board of directors and, until May 3, 2004, business combinations and similar transactions for which HRH seeks shareholder approval.

         o Subject to certain exceptions, HRH will continue to limit the ability of the Phoenix Entities and their affiliates, excluding certain of their investment management and advisory subsidiaries acting in the ordinary course of their business, to acquire additional shares of Common Stock or other securities convertible or exchangeable into Common Stock so that their aggregate beneficial ownership of shares of Common Stock will not equal or exceed 20% of the issued and outstanding shares of Common Stock.

         o Subject to certain exceptions, HRH will continue to restrict the transfer of any shares of Common Stock by the Phoenix Entities and their affiliates, excluding certain of their investment management and advisory subsidiaries acting in the ordinary course of their business, to any person or group without HRH's prior written consent if, as a result of the transfer, that person or group would have beneficial ownership of more than 9.9% of the issued and outstanding shares of Common Stock. HRH will continue, however, to allow transfers to affiliates of the Phoenix Entities if the affiliate agrees to be bound by the voting and standstill agreement.

         o The Phoenix Entities and their affiliates will not be able to transfer shares of Common Stock for nine months from November 7, 2002 without the consent of HRH.

         o On the day following the settlement date for the purchase contracts, the number of shares of Common Stock that the Phoenix Entities beneficially own will not exceed 4,549,120 shares less the sum of: (a) the number of shares sold by the Phoenix Entities in the offering of HRH common stock and (b) the number of shares required to be delivered by the Phoenix Entities to holders of purchase contracts on the settlement date.

         The voting and standstill agreement expires on May 3, 2009.

         (b) On November 13, 2002, Phoenix completed a public offering of 3,622,500 Purchase Contracts. These Purchase Contracts entitle the holders thereof to receive Common Stock on the settlement date for the Purchase Contracts, which is anticipated to be November 13, 2005. The precise number of shares of Common Stock deliverable per

Purchase Contract is not fixed but rather varies depending upon the price per share of Common Stock over a period of 20 trading days prior to the settlement date. The maximum number of shares of Common Stock deliverable per Purchase Contract will not exceed one share per Purchase Contract and the minimum will not be less than 0.8197 per Purchase Contract, subject to certain antidilution adjustments. Phoenix has pledged to the Collateral Agent 3,622,500 shares of Common Stock, which is the maximum number of shares it could be required to deliver under the Purchase Contracts.

ITEM 7.     Materials to Be Filed as Exhibits.

Exhibit 1. Amended and Restated Voting and Standstill Agreement, dated November 7, 2002, between Phoenix, Phoenix Life, Holdings and HRH.

Exhibit 2. Form of Purchase Contract Agreement, incorporated by reference to Exhibit 4.2 to Phoenix's registration statement on Form S-3 (Registration No. 333-99871) filed on September 20, 2002, as amended (the "Phoenix Registration Statement").

Exhibit 3.  Form of Collateral Agreement, incorporated by reference to Exhibit
            4.1 to the Phoenix Registration Statement.

                  Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2002

                                                THE PHOENIX COMPANIES, INC.


                                                By: /s/ Carole A. Masters
                                                   ----------------------------
                                                   Name: Carole A. Masters
                                                   Title: Vice President

                                                PHOENIX LIFE INSURANCE COMPANY

                                                By: /s/ Carole A. Masters
                                                   ----------------------------
                                                   Name: Carole A. Masters
                                                   Title: Vice President

                                                PM HOLDINGS, INC.


                                                By: /s/ Carole A. Masters
                                                   ----------------------------
                                                   Name: Carole A. Masters
                                                   Title: Vice President

                                     Annex A

     Set forth below is information with respect to the directors and executives officers of each Reporting Person.

                 Executive Officers of Phoenix and Phoenix Life
                 ----------------------------------------------

Name:                                 Robert W. Fiondella
Principal occupation:                 Chairman and Chief Executive Officer
                                      of Phoenix and Phoenix Life
Principal Business Address:           One American Row
                                      Hartford, CT  06102
Citizenship:                          USA


Name:                                 Dona D. Young
Principal occupation:                 President and Chief Operating Officer of
                                      Phoenix and Phoenix Life
Principal business address:           One American Row
                                      Hartford, CT  06102
Citizenship:                          USA


Name:                                 Michael E. Haylon
Principal occupation:                 Executive Vice President and Chief
                                      Investment Officer of Phoenix and
                                      Phoenix Life
Principal business address:           56 Prospect Street, Hartford, CT  06102
Citizenship:                          USA


Name:                                 Michael J. Gilotti
Principal occupation:                 Executive Vice President of Phoenix and
                                      Phoenix Life
Principal business address:           One American Row
                                      Hartford, CT  06102
Citizenship:                          USA


Name:                                 Coleman D. Ross
Principal occupation:                 Executive Vice President and CFO of
                                      Phoenix and Phoenix Life
Principal business address:           One American Row
                                      Hartford, CT  06102
Citizenship:                          USA

Name:                                 Simon Y. Tan
Principal occupation:                 Executive Vice President of Phoenix and
                                      Phoenix Life
Principal business address:           One American Row
                                      Hartford, CT  06102
Citizenship:                          Republic of China

Name:                                 Tracy L. Rich
Principal occupation:                 Executive Vice President and General
                                      Counsel of Phoenix and Phoenix Life
Principal business address:           One American Row
                                      Hartford, CT  06102
Citizenship:                          USA


                      Directors of Phoenix and Phoenix Life
                      -------------------------------------

Name:                                 Robert W. Fiondella
Principal occupation:                 Chairman and Chief Executive Officer
                                      of Phoenix and Phoenix Life
Principal Business Address:           One American Row
                                      Hartford, CT  06102
Citizenship:                          USA


Name:                                 Dona D. Young
Principal occupation:                 President and Chief Operating Officer of
                                      Phoenix and Phoenix Life
Principal business address:           One American Row
                                      Hartford, CT  06102
Citizenship:                          USA


Name:                                 Sal H. Alfiero
Principal occupation:                 Chairman & CEO of Protective Industries,
                                      LLC
Principal business address:           2150 Elmwood Avenue
                                      Buffalo, NY 14207
Citizenship:                          USA

Name:                                 J. Carter Bascot
Principal occupation:                 Director & Retired Chairman & CEO of
                                      the Bank of New York
Principal business address:           One Wall Street, 10th Floor
                                      New York, NY
Citizenship:                          USA


Name:                                 Peter C. Browning
Principal occupation:                 Dean of McColl School of Business
Principal business address:           1900 Selwyn Avenue
                                      Charlotte, NC 28274
Citizenship:                          USA


Name:                                 Arthur P. Byrne
Principal occupation:                 Retired
Principal business address:
Citizenship:                          USA


Name:                                 Sanford Cloud, Jr.
Principal occupation:                 President & CEO of The National
                                      Conference for Community and Justice
Principal business address:           475 Park Avenue South, 19th Fl.
                                      New York, NY 10016-6901
Citizenship:                          USA


Name:                                 Richard N. Cooper
Principal occupation:                 Professor at Harvard University
Principal business address:           1033 Massachusetts Avenue
                                      Cambridge, MA 02138
Citizenship:                          USA


Name:                                 Gordon J. Davis
Principal occupation:                 Partner at Leboeuf, Lamb, Greene &
                                      MacRae, L.L.P.
Principal business address:           125 West 55th Street
                                      New York, NY 10019-5389
Citizenship:                          USA

Name:                                 Anne Maynard Gray
Principal occupation:                 Retired
Principal business address:
Citizenship:                          USA


Citizenship:                          Jerry J. Jasinowski
Principal occupation:                 President of National Association of
                                      Manufacturers
Principal business address:           1331 Pennsylvania Avenue, N.W.
                                      Washington, DC 20004
Citizenship:                          USA


Name:                                 Thomas S. Johnson
Principal occupation:                 Chairman and CEO
Principal business address:           Greenpoint Financial Corporation,
                                      90 Park Avenue
                                      New York, NY 10016
Citizenship:                          USA


Name:                                 John W. Johnstone, Jr.
Principal occupation:                 Retired
Principal business address:
Citizenship:                          USA


Name:                                 Marilyn E. LaMarche
Principal occupation:                 Limited Managing Director
Principal business address:           Lazard Freres & Co., LLC
                                      30 Rockefeller Plaza,
                                      New York, NY 10020
Citizenship:                          USA


Name:                                 Robert F. Vizza
Principal occupation:                 President of Dolan Foundations
Principal business address:           340 Crossways Park Drive,
                                      Woodbury, NY 11297
Citizenship:                          USA


Name:                                 Robert G. Wilson
Principal occupation:                 Retired

Principal business address:           151 Crandon Boulevard
                                      Key Biscayne, FL 33149
Citizenship:                          USA


                  Executive Officers and Directors of Holdings
                  --------------------------------------------

     Robert W. Fiondella, Dona Young, Coleman Ross, Simon Y. Tan, and Tracy Rich are the executive officers of Holdings. Robert W. Fiondella, Coleman D. Ross, Simon Y. Tan, and Dona D. Young are the directors of Holdings.

                                INDEX OF EXHIBITS


1. Amended and Restated Voting and Standstill Agreement, dated November 7, 2002, between Phoenix, Phoenix Life, Holdings and HRH.

2.   Form of Purchase Contract Agreement (incorporated by reference to Exhibit
     4.2 to the Phoenix Registration Statement).

3. Form of Collateral Agreement (incorporated by reference to Exhibit 4.1 to the Phoenix Registration Statement).